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Exhibit 99.2.        Press Release regarding $14.3 million private placement


                              FOR IMMEDIATE RELEASE



         BELZBERG TECHNOLOGIES INC. ANNOUNCES $14.3 MILLION BOUGHT DEAL



                  Toronto, April 1- Belzberg Technologies Inc. (TSE:BLZ) a leading provider of electronic trading systems in Canada and the United States today announced that it has entered into an underwriting agreement with Haywood Securities Inc. and Sprott Securities Inc. pursuant to which the underwriters have agreed to place on an underwritten basis a private placement of special warrants for gross proceeds of $14.3 million. Haywood will act as lead manager of the financing. The offering is subject to receipt of all applicable regulatory approvals.

                  In connection with the private placement, Belzberg will issue special warrants which, subject to adjustment, will be convertible into 2,730,000 common shares and 682,500 share purchase warrants. Each share purchase warrant will entitle the holder to purchase an additional common share of Belzberg at a price of $5.50 per share during a period of 18 months following closing. Belzberg has agreed to file a prospectus to qualify the distribution of the securities issuable upon exercise of these special warrants.

                  Belzberg Technologies intends to use the net proceeds of this financing for corporate development purposes.

                  The common shares and share purchase warrants have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

                  Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products and prices and other factors.